EIGER REPORTS SECOND QUARTER RESULTS

Toronto, May 27, 2004 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) announces results for the second quarter of fiscal year 2004. For the three months ending March 31, 2004, net loss increased to $818,000 ($0.02 per share) from $445,000 ($0.01 per share) during the same period last year. Although Onlinetel posted 12% growth in revenues, overall revenues declined to $3.5 million from $7.3 million due to a temporary supply shortage at K-Tronik that will push revenue recognition from some Q2 orders into the next two quarters, and continued restructuring at Eiger Net. Cash and marketable securities improved to $1.2 million at March 31, 2004, up 4% over the prior year. Segmented financial information was as follows:

($’000s)	Revenues

Growth

				Earnings

Growth

Q2/04

		Q2/03		Q2/04	Q2/03
Onlinetel	1,392	1,243	+12%	(252)	(45)	-460%
K-Tronik	1,652	2,758	-40%	(236)	(129)	-83%
Eiger Net	454	3,037	-85%	(124)	(29)	-328%
All others	0	257	n.a.	(206)*	(242)	+15%
Total	3,498	7,295	-52%	(818)	(445)	-84%

*includes $21,000 loss on discontinued operations.

Newlook made a major transition in the quarter in order to position the company for continued strong growth and market share in the burgeoning VoIP industry. Milestones achieved include the acquisition of Onlinetel Corp. and completed private placement on March 18, 2004, the launch of  special low rates (2.9¢ to Canada, 3.9¢ to U.S. and 4.9¢ to most of Europe), expanding the Call Zone free calling territory in Ontario, to Quebec and Alberta, the launch of a national media campaign and the hiring of Neal Romanchych as President of Newlook. Although this transition resulted in an increase in expenses for the quarter, management has high expectations that Newlook will realize a significant return on this investment now that a public vehicle and a solid growth platform exists to aggressively expand the Call Zone network and increase Newlook’s customer base. Newlook currently has over 45,000 subscribers.

Although orders remain strong, K-Tronik reported second quarter net sales that were down 31% from the prior year period, when calculated in terms of its domestic US$ currency. This decrease is a result of pushing the delivery dates of certain Q2 orders into subsequent quarters due to a shortage of copper and steel, key components in the manufacture of ballasts, which caused inventory shortages of several key models. As a result, margins were also negatively impacted in the quarter as K-Tronik was forced to purchase some components at higher prices in addition to incurring higher shipping costs, from manufacturers in Asia to the United States to fill certain customer orders. K-Tronik anticipates an increase in the level of sales during its third and fourth quarters as it secures supply channels to fulfill orders originating in the second quarter, and due to the launch of two new innovative emergency products, the IQ-Series ballast and the E-Plug lighting module.

During the second quarter, K-Tronik listed as “KTRK” on the NASDAQ OTCBB, to lever K-Tronik’s extensive U.S. sales and distribution network, brand name recognition and Asian manufacturing. As part of this strategy, K-Tronik has retained Sky Capital, a Wall Street-based investor relations firm to generate awareness to U.S. and European based investors. Additionally, Eiger is currently reviewing several merger and acquisition opportunities.

Eiger Net’s results demonstrate its continued restructuring as it shifts its attention from OEM production of peripheral technology products to the development of new products. It is planned that the restructuring will allow Eiger Net to add new, higher-margin components to its production mix in the future in order to enhance its profitability longer term.

"We have executed on many fronts in our long term strategy of transitioning our businesses to take advantage of potential high growth opportunities." said Gerry Racicot, CEO of Eiger. "During Q2, Eiger made substantial investments which were necessary to ensure strong growth tomorrow, and was able to fund those initiatives while at the same time improving its working capital position. We are now in a position where we have stronger management teams and infrastructure, publicly listed operating subsidiaries, broader product opportunities and, as a result, a higher value proposition. As we execute our next phase of growth, we have begun the shift to a more aggressive campaign to develop K-Tronik and Newlook as public entities by launching new products and services and evaluating various merger and acquisition opportunities. Eiger’s strategy to originate investment opportunities, restructure operations, and use the capital markets to pursue both organic and acquisition growth has progressed so that we may ultimately realize significant returns on investment for our shareholders."

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 of refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:

Jason Moretto

Chief Financial Officer

Eiger Technology, Inc.

Telephone: (416) 216-8659, Ext. 302

jmoretto@eigertechnology.com

Laird Greenshields

Morin Public Relations

Telephone: (514) 289-8688

laird@morin-relationspubliques.com